

Mail Stop 3561

July 6, 2016

Via E-mail
Nicholas J. Virca
President and Chief Executive Officer
HedgePath Pharmaceuticals, Inc.
324 S. Hyde Park Avenue, Ste. 350
Tampa, Florida 33606

> **Re:** **HedgePath Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 17, 2016**
> **File No. 333-212092**

Dear Mr. Virca:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the resale of 110,945,236 shares and shares underlying warrants issued in connection with the 2016 Private Placement. It appears that you are registering approximately 275% of your public float. Please advise us of the factors you considered in concluding that the offering is properly styled as a resale and not a primary offering on behalf of the registrant. In responding, please consider the guidance in Securities Act Rules C&DI 612.09, which is available on our website. Also explain how you calculated public float as of a recent date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kathleen Suellentrop at (202) 551-4256 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Lawrence A. Rosenbloom, Esq.
        Ellenoff Grossman & Schole LLP